LEISURE TRAVEL GROUP, INC.
                           6 Leylands Park, Nobs Crook
                                  Colden Common
                           Winchester SO21 1TH England


                                                              February 5, 2001


Via Edgar and Facsimile (202) 942-9635
--------------------------------------

Elaine Wolff, Esq.
Suzanne Hayes, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

                           Re:  Leisure Travel Group, Inc.
                                Registration No. 333-32192
                                Form RW--Application for Withdrawal
                                -----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Leisure Travel Group, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-32192) together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 10, 2000, Amendment No. 1 thereto was filed on May 19, 2000, and Amendment No. 2 thereto was filed on September 15, 2000.

     Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of $41,400,000 of its shares of common stock, par value $0.001 per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interest of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since September 15, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     The Registrant is currently negotiating terms for a proposed private equity financing that will not require registration under the Securities Act. The Registrant is familiar with the Commission's recent adoption of the new integration safe harbors set forth in new Rule 155 under the Securities Act. While the Registrant understands that new Rule 155 (and the amendment to Rule 477 providing for immediate effectiveness of registration statement withdrawals) will not become effective until March 7, 2001, the Registrant intends to follow the guidelines set forth in newly adopted Rule 155(c) and, accordingly, will wait 30 calendar days after the effective date of the withdrawal of its Registration Statement before commencing any such private equity financing. Moreover, as required by newly adopted Rule 155, the Registrant will provide each offeree in the private financing with information concerning the withdrawal of its Registration Statement, the fact that the private financing is unregistered and the legal implications of its unregistered status. The disclosure document used by the Registrant in any such private equity financing will also disclose any material changes in the Registrant's business or financial condition that occurred after the filing of the last amendment to the Registration Statement on September 15, 2000.

     Please send a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Anthony J. Marsico, Esq. of Greenberg Traurig, LLP at (212) 805-9362 as soon as it is available.

     Should you have any questions regarding this matter, please do not hesitate to contact Anthony J. Marsico, Esq., at (212) 801-9362, or Stephen A. Weiss, Esq., at (212) 801-9253, of Greenberg Traurig, LLP.

                                    Very truly yours,

                                    LEISURE TRAVEL GROUP, INC.

                                    By: /s/ Philip Mason
                                        -------------------------
                                        Philip Mason
                                        President and CEO


cc:      Shelly Singhal, Bluestone Capital Partners, L.P.
         Stephen A. Weiss, Esq., Greenberg Traurig, LLP
         Anthony J. Marsico, Esq. Greenberg Traurig, LLP
         James Zatolokin, Esq., Pollet Law
         Mr. Richard Jenkins, Ernst & Young
         Mr. Eric Bell, Ernst & Young
         Mr. Brian Cover, Ernst & Young